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Exhibit 12.1

	Fiscal Year Ended
(Dollars in thousands)	December 2, 2007		November 26, 2006		November 27, 2005		November 28, 2004	November 30, 2003
Pre-tax income from operations	$114,431		$111,830		$123,052		$(49,637)	$36,464
Fixed charges:
Interest expense and amortization of debt discount and financing costs	63,976		71,961		79,565		72,731	68,530
Rental—33%(b)	19,264		6,047		5,022		5,076	4,543
Total fixed charges	83,240		78,008		84,587		77,807	73,073
Earnings before income taxes and fixed charges	197,671		189,838		207,639		28,170	109,537
Ratio of earnings to fixed charges(a)	2.4	x	2.4	x	2.5	x	—	1.5	x

(a)
For the year ended November 28, 2004, earnings were insufficient to cover fixed charges by $49.6 million.

(b)
The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

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  Exhibit 12.1